WINSANTOR, INC.

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2016

September 18, 2018

WINSANTOR, INC.
UNAUDITED FINANCIAL STATEMENTS
TABLE OF CONTENTS
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CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 **INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To the shareholders of:
Winsantor, Inc.
7220 Trade St #370
San Diego, CA 92121

We have reviewed the accompanying balance sheets of Winsantor, Inc. (a C Corporation) as of December 31, 2017 and 2016, and the related statement of operations, shareholders' equity, and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's (owners') financial data and making inquiries of company management (owners). A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management (owners) is (are) responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Accountant's Responsibility
Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Front Range CPA
Englewood, Colorado 80112

Heather Kearns

September 18, 2018

WINSANTOR, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2017 & 2016

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ASSETS

	2017	2016
CURRENT ASSETS		
Cash	$ 109,627	$ 44,191
Accounts Receivable	1,577	1,661
Other Current Assets	1,046	159,701
TOTAL CURRENT ASSETS	112,250	205,553
NON-CURRENT ASSETS		
Deposits	3,984	6,144
TOTAL NON-CURRENT ASSETS	3,984	6,144
TOTAL ASSETS	$ 116,234	$ 211,697

LIABILITIES AND SHAREHOLDERS' EQUITY

	2017	2016
CURRENT LIABILITIES		
Accounts Payable	$ 189,596	$ 136,405
Interest Payable	99,205	63,056
Due to Shareholder	-	20,000
Other Current Liabilities	30,871	2,013
TOTAL CURRENT LIABILITIES	319,672	221,474
NON-CURRENT LIABILITIES		
Convertible Debt	450,000	425,000
TOTAL NON-CURRENT LIABILITIES	450,000	425,000
TOTAL LIABILITIES	769,672	646,474
SHAREHOLDERS' EQUITY		
Common Stock (15,468,000 shares issued and outstanding, $0.0001 par value)	1,547	1,547
Preferred Stock (223,922 shares issued and outstanding, $0.0001 par value)	22	-
Additional Paid in Capital	404,040	6,000
Cumulative Translation Adjustment	(28,994)	6,166
Retained Earnings	(1,030,053)	(448,490)
TOTAL EQUITY	(653,438)	(434,777)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 116,234	$ 211,697

WINSANTOR, INC.
CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

	2017	2016
Operating Income		
Grant Income	$ 1,548,676	$ 1,082,006
Other Income	9,594	19,416
Total Income	1,558,270	1,101,422
Cost of Sales	-	-
Gross Profit	1,558,270	1,101,422
Operating Expense		
Research and Development	1,446,945	732,551
Employee Compensation	362,868	268,866
Legal and Professional Fees	219,932	71,388
General and Administrative	63,861	62,539
License Fees	50,000	50,472
Stock Compensation	38,062	5,250
Contractors	32,969	11,153
Charitable Contributions	25,000	-
Travel	22,764	9,526
Bad Debt	8,505	-
Taxes	(168,163)	1,375
Total Operating Expenses	2,102,743	1,213,120
Net Income from Operations	(544,473)	(111,698)
Other Income (Expense)		
Interest Income	1	3
Interest Expense	(37,091)	(28,075)
Total Other Income (Expense)	(37,090)	(28,072)
Net Income	$ (581,563)	$ (139,770)

WINSANTOR, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

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	Common Stock	Preferred Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholders' Equity
Balance, Dec 31 2015	**1,547**	**-**	**750**	**-**	**(308,720)**	**(306,423)**
Net Loss					(139,770)	(139,770)
Stock-based compensation			5,250			5,250
Other Comprehensive Income				6,166		6,166
Balance, Dec 31 2016	**1,547**	**-**	**6,000**	**6,166**	**(448,490)**	**(434,777)**
Net Loss					(581,563)	(581,563)
Preferred Stock Issued						
(223,922 shares issued)		22	359,978			360,000
Stock-based compensation			38,062			38,062
Other Comprehensive Income				(35,160)		(35,160)
Balance, Dec 31 2017	**1,547**	**22**	**404,040**	**(28,994)**	**(1,030,053)**	**(653,438)**

WINSANTOR, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) for The Period	$ (581,563)	$ (139,770)
Stock Based Compensation Expense	38,062	5,250
Bad Debt Expense	8,505	-
Change in Assets and Liabilities		
Change in Receivables	151,280	(154,676)
Change in Prepaid Expenses	(1,155)	-
Change in Payables	46,477	143,419
Change in Interest Payable	36,149	28,076
Change in Other Accrued Liabilities	(10,000)	18,637
Net Cash Flows From Operating Activities	(312,245)	(99,064)
Cash Flows From Investing Activities		
Facility Deposits	2,160	-
Net Cash Flows From Investing Activities	2,160	-
Cash Flows From Financing Activities		
Proceeds from Issuance of Convertible Notes	15,000	125,000
Proceeds from Sale of Preferred Stock	360,000	-
Net Cash Flow From Financing Activities	375,000	125,000
Cash at Beginning of Period	44,191	17,713
Net Increase (Decrease) in Cash	64,915	25,936
Effect of Exchange Rate on Cash	521	542
Cash at End of Period	$ 109,627	$ 44,191

WINSANTOR, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

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NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Winsantor, Inc. ("the Company") is a lean San Diego clinical-stage company focused on the accelerated development of first-in-class therapies to prevent and reverse peripheral neuropathy.

The Company will conduct an equity crowdfund offering during the third quarter of 2018 for the purpose of raising operating capital to fund ongoing clinical trials. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables

Accounts receivables consists of amounts billed to sub-lessee. Management reviews open receivables and records an allowance for doubtful accounts if collectability is no longer reasonably assured. In 2017 we recorded an allowance of $8,505. No allowance was recorded in 2016.

Other Receivables consists of grant revenue realized and not received. Grant revenues are recorded in the period in which grant expenditures occur.

R&D Costs

R&D Costs make up the majority of The Company's expenses and are expensed in accordance to GAAP.

NOTE C- LEASES

The Company sub-leases a portion of an office building used by the Company in the ordinary course of business. The Company's lease obligation does not meet the criteria for "capital lease" treatment under GAAP, therefore it is not recognized as liabilities on the Company's balance sheets.

Future minimum payments by category of lease are as follows:

	2018	2019	2020	2021
Buildings	$13,536	-	-	-

NOTE D- INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company recorded a net operating loss in 2017. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it. The net operating loss carry forward associated with 2016 will expire if unused after tax year 2037. The Company's 2015 federal tax filing will be subject to review by the Internal Revenue Service until 2019. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020. The Company's 2017 federal tax filing will be subject to inspection by the Internal Revenue Service until 2021.

The Company is subject to Franchise Tax requirements in the State of California. The Company's California tax filings for tax year 2015, 2016, and 2017 will be subject to review by that State until the expiration of the statutory period in 2020, 2021, and 2022, respectively.

NOTE E- NOTES PAYABLE

The Company has convertible notes ("the Notes") payable to a related party. The Notes accrue interest at the rate of 6% per annum and have twenty-four month terms, with the earliest commencing in March of 2014. At Holders election and in the event that the Company issues and sells shares of its Preferred Stock in an equity financing which occurs on or prior to the Maturity Date of the Notes, then the outstanding principal amount of the Notes and all accrued and unpaid interest on the Notes shall automatically convert into fully paid and non-assessable shares of the Preferred Stock issued in such financing at the price per share paid by the other participating investors in such financing. As of December 31, 2017 there were notes outstanding with a principal balance of $450,000 and accrued interest of $99,205.

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NOTE F- EQUITY BASED COMPENSATION

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
Balance, December 31, 2015	675,000	$0.0033	2.66
Granted	900,000	$0.1667	
Exercised	-	-	
Cancelled	-	-	
Balance, December 31, 2016	1,575,000	$0.0967	2.95
Exercisable, December 31, 2016	393,750	$0.0033	
Granted	-	-	
Exercised	-	-	
Cancelled	-	-	
Balance, December 31, 2017	1,575,000	$0.0967	1.95
Exercisable, December 31, 2017	806,250	$0.0527	

On November 12, 2016, the Board of Directors approved the grant of 900,000 options to the CEO of the company, in accordance with the terms of the 2014 Stock Option Plan. The options will vest over four years. One-quarter of the options will vest on the one year anniversary of the grant date. Thereafter, 1/48 of the shares will vest on a monthly basis measured from the vesting start date.

There were no options granted during the year ended December 31, 2017. The fair value of each stock option granted during the year ended December 31, 2016 was estimated on the date of grant using the Black Scholes option pricing model with the following assumptions:

	December 31, 2016
Risk-Free Interest Rate Range	1.66%
Expected Life	4.0 Years
Vesting Period	0 – 1 Year
Expected Volatility	479%
Expected Dividend	-
Forfeiture Rate	-
Fair Value Range of Options at Grant Date	$0.1667

Significant assumptions utilized in determining the fair value of our stock options included the volatility rate, estimated term of the options and risk-free interest rate. The volatility rate was calculated based upon our historic option value and the compounded rate of return. The term of the options was assumed to be four years, which is the contractual term of the option agreement. The risk-free rate was determined utilizing the treasury rate with a maturity equal to the estimated term of the option grant. We did not calculate a forfeiture rate as we do not expect any changes to our operations and personnel at this time.

For the years ended December 31, 2017 and 2016, the Company recorded stock-based compensation expense of $38,062 and $5,250, respectively.

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before September 1, 2018, the date that the financial statements were available to be issued.

The Company signed a lease agreement in May 2018 to take over the sub-lease of our current office located at 7220 Trade Street, San Diego, CA. The new lease will begin in August 2018 and will be used by the Company in the ordinary course of business. The lease term is 3 years and the aggregate base rent due over the Initial Term under the terms of the Lease is approximately $134,000.

As of February 7, 2018, Nigel Calcutt has resigned his position on the Board of Directors.